UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

August 23, 2024

Commission File Number: 001-36614

Alibaba Group Holding Limited

(Registrant’s name)

26/F Tower One, Times Square

1 Matheson Street

Causeway Bay

Hong Kong S.A.R.

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

Pursuant to HKEX-GL111-22 and HKEX-GL112-22 published by The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), we are required to publish an announcement of voluntary conversion to dual primary listing on the Main Board of the Hong Kong Stock Exchange (the “Primary Conversion”) and a company information sheet on the website of the Hong Kong Stock Exchange. The purpose of the company information sheet is to provide certain general information to the public about our company as of a given date, including information about waivers from strict compliance with certain rules under The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange that have been granted to us by the Hong Kong Stock Exchange. The company information sheet does not purport to be a complete summary of the information relevant to us and/or the securities issued by our company. We published an announcement of voluntary conversion and a company information sheet dated August 23, 2024 on the website of the Hong Kong Stock Exchange. For details, please refer to exhibits 99.1 and 99.2 to this current report on Form 6-K. In addition, we will publish the following documents on the website of the Hong Kong Stock Exchange before the Primary Conversion becomes effective: a list of directors and their roles and functions, audit committee charter, compensation committee charter, and nominating and corporate governance committee charter. These documents will also be available on the Company’s website at https://www.alibabagroup.com/en-US/investor-relations.

EXHIBITS

Exhibit 99.1 – Announcement – Voluntary Conversion to Dual Primary Listing on the Hong Kong Stock Exchange

Exhibit 99.2 – Company Information Sheet dated August 23, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

Date: August 23, 2024	By:	/s/ Kevin Jinwei ZHANG
	Name:	Kevin Jinwei ZHANG
	Title:	Company Secretary

4